Exhibit 99.1

Ballard Power announces results of 2025 Annual General Meeting of Shareholders

VANCOUVER, BC, June 5, 2025 /CNW/ - Ballard Power Systems (NASDAQ: BLDP) (TSX: BLDP) today announced results of its 2025 Annual General Meeting, which was held on June 4th.

All nominees listed in the Management Proxy Circular dated April 7th, 2025 were elected as directors of the Company. Each of the Ballard directors was re-elected by a majority of the votes cast by shareholders present or represented by proxy. Director biographies are available in the "Our Leadership" section of the Company's website.

Director Nominee	Votes For	% For	Votes Withheld	% Withheld
Kathy Bayless	84,684,573	97.71	1,988,964	2.29
Michael Chen	84,336,534	97.30	2,337,005	2.70
Jacqueline Dedo	78,793,325	90.91	7,880,214	9.09
Douglas P. Hayhurst	78,041,127	90.04	8,632,412	9.96
Randy MacEwen	84,892,738	97.95	1,780,800	2.05
Hubertus M. Muehlhaeuser	77,913,248	89.89	8,760,291	10.11
Marty Neese	84,225,903	97.18	2,447,635	2.82
James Roche	84,789,591	97.83	1,883,947	2.17
Yingbo Wang	84,290,998	97.25	2,382,540	2.75
Janet Woodruff	77,861,876	89.83	8,811,662	10.17

In addition, KPMG LLP, Chartered Accountants, was re-appointed as auditor for the Company, and an advisory vote approved the approach to executive compensation.  Details of each of these resolutions are included in the Company's Management Proxy Circular.

Item	Votes For	% For	Votes Against	% Against	Withheld/ Abstain	% Withheld/ Abstain
Appointment of Auditors	88,666,862	85.24	-	-	15,351,003	14.76
Executive Compensation	76,971,303	88.81	9,702,236	11.19	-	-

About Ballard Power Systems

Ballard Power Systems' (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero-emission PEM fuel cells are enabling electrification of mobility, including buses, commercial trucks, trains, marine vessels, and stationary power. To learn more about Ballard, please visit www.ballard.com.

Further Information

Ballard Power Systems:
Sumit Kundu –Investor Relations, +1.604.453.3517 or investors@ballard.com

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SOURCE Ballard Power Systems Inc.

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%CIK: 0000933777

CO: Ballard Power Systems Inc.

CNW 07:30e 05-JUN-25